**FORM NRSRO**

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# APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**.

# APPLICATION FOR REGISTRATION AS A
# NATIONALLY RECOGNIZED
# STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION        ☐ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS        ☒ UPDATE OF REGISTRATION
**Form Application and Exhibit 4**

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented:        ☐ WITHDRAWAL FROM REGISTRATION

**Important:** **Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.**

1.   **A.**   Your full name:

    **S&P Global Ratings**

  **B.**   **(i)** Name under which your credit rating business is primarily conducted, if different from Item 1A:

    **N/A**

    **(ii)** Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    **Standard & Poor's Ratings Services**[1]

  **C.**   Address of your principal office (do not use a P.O. Box):

| **55 Water Street** | **New York** | **New York** | **10041-0003** |
|---|---|---|---|
| (Number and Street) | (City) | (State/Country) | (Zip/Postal Code) |

  **D.**   Mailing address, if different:

| **Not Applicable** | | | |
|---|---|---|---|
| (Number and Street) | (City) | (State/Country) | (Zip/Postal Code) |

  **E.**   Contact person   (See Instructions):

    **Scott Forston, Global Head, Regulatory Coordination**
    (Name and Title)

| **55 Water Street** | **New York** | **New York** | **10041-0003** |
|---|---|---|---|
| (Number and Street) | (City) | (State/Country) | (Zip/Postal Code) |

## CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

| **January 8, 2021** | **S&P Global Ratings** |
|---|---|
| (Date) | (Name of the Applicant/NRSRO) |

By:   **/s/ John Berisford**            **John Berisford, President**
      (Signature)                 (Print Name and Title)

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[1] Standard & Poor's Ratings Services changed its name to S&P Global Ratings on April 27, 2016. However, the legacy name may continue to be used for a transitional period.

2. **A.** Your legal status:

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☒ Other (specify)

**The NRSRO, S&P Global Ratings, is comprised of those legal entities named in the response to item 3 below.**

**B.** Month and day of your fiscal year end: **December 31**

**C.** Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: **(of parent) SPGI New York/U.S.A.**  Date of formation: **(of parent) SPGI December 29, 1925**

3. Your credit rating affiliates (See Instructions):

**The response to this Item is attached and made a part of this Form NRSRO**

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

**Patrick R. Nicholson, Designated Compliance Officer, S&P Global Ratings**
(Name and Title)

**55 Water Street**     **New York**     **New York**     **10041-0003**
(Number and Street)     (City)     (State/Country)     (Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

**This Form NRSRO and Exhibits 1 through 9 will be made available at www.standardandpoors.com**

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

**A.** Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

| Class of credit ratings | Applying for registration | Approximate number currently outstanding | Approximate date issuance commenced |
|---|---|---|---|
| **financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))** | ☐ | | |
| **insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))** | ☐ | | |
| **corporate issuers** | ☐ | | |
| **issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)** | ☐ | | |
| **issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the** | ☐ | | |

| | | | |
|---|---|---|---|
| **Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities** | | | |

**B.** Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

**C.** Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

**Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.**

7. **DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.**

**A.** Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

| Class of credit rating* | Currently registered | Approximate number outstanding as of the most recent calendar year end** | Approximate date issuance commenced |
|---|---|---|---|
| **financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))** | ☒ | 55,608 | 1955 |
| **insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))** | ☒ | 6,770 | 1967 |
| **corporate issuers** | ☒ | 55,118 | 1923 |
| **issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)\*\*\*** | ☒ | 36,539 | 1983 |
| **issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities** | ☒ | 914,907 | 1941 |

\* The statistics provided cover the credit ratings issued by the NRSRO, including global and national scale issue and obligor ratings. The statistics do not include information on products and services that the NRSRO does not consider to be credit ratings, such as credit assessments and credit estimates, private credit analysis, or other products and services.

\*\* Includes ratings by issuer, issue, series and tranches, as well as confidential ratings.

\*\*\* Numbers shown here may not correspond to the number of ratings carrying the ".sf" identifier due to differences between the definition of asset-backed security and applicable definitions under the regulatory regimes requiring the .sf identifier.

These statistics include ratings issued by predecessors to the NRSRO.

**B.**  Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

> **Public ratings and ratings actions are made available at no charge at www.standardandpoors.com (except for ratings of Standard & Poor's Maalot Ltd., which are made available at no charge at www.maalot.co.il), and for a fee through release to wire services and various subscription-based products, such as RatingsDirect.**

| | YES | NO |
|---|---|---|
| **8.** Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law. | | |
| **A.**  Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter? | ☒ | ☐ |
| **B.**  Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter? | ☐ | ☒ |
| **C.**  Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO? | ☐ | ☒ |

**9.**  **Exhibits** (See Instructions).

| |
|---|
| **Exhibit 1**. Credit ratings performance measurement statistics.<br><br>☐  Exhibit 1 is attached and made a part of this Form NRSRO. |
| **Exhibit 2**. A description of the procedures and methodologies used in determining credit ratings.<br><br>☐  Exhibit 2 is attached and made a part of Form NRSRO. |
| **Exhibit 3**. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.<br><br>☐  Exhibit 3 is attached and made a part of this Form NRSRO. |

**Exhibit 4**.  Organizational structure.

☒    Exhibit 4 is attached to and made a part of this Form NRSRO.

---

**Exhibit 5**. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☐    Exhibit 5 is attached to and made a part of this Form NRSRO.

---

**Exhibit 6**.  Identification of conflicts of interests relating to the issuance of credit ratings.

☐    Exhibit 6 is attached to and made a part of this Form NRSRO.

---

**Exhibit 7**.  Policies and procedures to address and manage conflicts of interest.

☐    Exhibit 7 is attached to and made a part of this Form NRSRO.

---

**Exhibit 8**.  Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☐    Exhibit 8 is attached to and made a part of this Form NRSRO.

---

**Exhibit 9**.  Certain information regarding the credit rating agency's designated compliance officer.

☐    Exhibit 9 is attached to and made a part of this Form NRSRO.

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**Exhibit 10**.  A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐    Exhibit 10 is attached to and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

---

**Exhibit 11.**  Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐    Exhibit 11 is attached to and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

---

**Exhibit 12**.  Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐    Exhibit 12 is attached to and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

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**Exhibit 13**.  The total and median annual compensation of credit analysts.

☐    Exhibit 13 is attached and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

## Item #3:  Credit Rating Affiliates

| Name | Location[2] | Address |
|---|---|---|
| Standard & Poor's Financial Services LLC | United States | 55 Water Street, New York, NY 10041 USA |
| S&P Global Ratings Argentina S.R.L., Agente de Calificación de Riesgo | Argentina | Av. Leandro N. Alem, 815, 3rd floor, Torre Catalinas Norte Ciudad Autónoma de Buenos Aires, Argentina C1001AAD |
| S&P Global Ratings Singapore Pte. Ltd. | Singapore | 12 Marina Boulevard, #23-01 MBFC Tower 3, Singapore 018982 |
| S&P Global Ratings Hong Kong Limited | Hong Kong | Unit 1, Level 69, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong |
| S&P Global Ratings Japan Inc. | Japan | Marunouchi Kitaguchi Bldg. 1-6-5, Marunouchi, Chiyoda-ku Tokyo, Japan 100-0005 |
| S&P Global Ratings Australia Pty Ltd | Australia | Level 45, 120 Collins Street, Melbourne, Victoria, Australia, 3000 |
| S&P Global Ratings Europe Limited | Dubai | Unit 501, Level 5 Gate Precinct Building 1 Dubai International Finance Centre PO Box 506650 |
| | France | 40 Rue de Courcelles Paris, France 75008 |
| | Germany | Bockenheimer Landstrasse 2, 60306 Frankfurt am Main, Germany |
| | Ireland | Fourth Floor, Waterways House, Grand Canal Quay, Dublin 2, Ireland |
| | Italy | Vicolo San Giovanni Sul Muro 1/3/5 Milan, Italy 20121 |
| | Russia | 4/7 Vozdvizhenka St., Bldg. 2, 7th Floor, Moscow, Russia, 125009 |
| | South Africa | 30 Jellicoe Avenue, 2nd Floor Rosebank 2196 Johannesburg, South Africa |
| | Spain | Paseo de la Castellana, 7-Planta 6 Madrid, Spain 28046 |
| | Sweden | Master Samuelsgatan 6, Box 1753 Stockholm, Sweden 11187 |
| S&P Global Ratings UK Limited | U.K. | 20 Canada Square Canary Wharf London, United Kingdom E14 5LH |
| S&P Global Ratings, S.A. de C.V. | Mexico | Av. Javier Barros Sierra No. 540 Tower II, PH2 Col. Lomas de Santa Fé, Del. Alvaro Obregón México City, México 01219 |
| S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. | Canada | 130 King Street West Suite 1100, PO Box 486 Toronto, ON Canada MX5 IE5 |
| S&P Global Ratings Maalot Ltd | Israel | 12 Abba Hillel Silver Street, Ramat Gan, Tel Aviv, Israel 52506 |
| Standard & Poor's Ratings do Brasil Ltda.[3] | Brazil | Av. Brigadeiro Faria Lima, 201, 18th floor, Pinheiros São Paulo, Brazil 05426-100 |
| Taiwan Ratings Corporation[4] | Taiwan | 49th Floor Taipei 101 Tower No.7, Xinyi Road, Section 5, Taipei 11049, Taiwan, R.O.C. |

---

[2] In the jurisdictions listed below S&P Global Ratings operates within these legal entities, each of which (with the exception of Taiwan Ratings Corporation which is majority owned) is a wholly-owned subsidiary of S&P Global Inc.

[3] This entity is part of the NRSRO, with credit ratings determined via other affiliates on behalf of the NRSRO.

[4] Taiwan Ratings Corporation is majority-owned by S&P Global Inc.

# DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO                         Date

S&P Global Ratings                              January 5, 2021

Check Item being responded to:

**X** Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

1. Standard & Poor's Ratings Services (the "NRSRO") entered into settlement agreements with the U.S. Securities and Exchange Commission (the "SEC") relating to the Orders described in Paragraph 2 below, each of which was issued by the SEC on January 21, 2015, in connection with (i) six U.S. conduit/fusion commercial mortgage-backed securities ("CMBS") transactions rated by the NRSRO in 2011 and two additional U.S. conduit/fusion CMBS transactions from that period ("Matter I"), (ii) certain 2012 publications concerning criteria and research relating to conduit/fusion CMBS ("Matter II") and (iii) the NRSRO's internal controls regarding changes made to an assumption used in surveilling certain U.S. residential mortgage-backed securities ("Matter III"). In addition, on or about January 20, 2015, Standard & Poor's Financial Services LLC, a limited liability company of which the NRSRO is a separately identifiable business unit, entered into settlement agreements with the Attorneys General of the State of New York and the Commonwealth of

Massachusetts relating to Matter I.

2. A complete description of the orders, findings, injunctions and relevant statutes and regulations relating to:

a. the SEC proceedings involving Matters I, II and III is set forth in the following Orders, which are attached hereto as Exhibits I, II and III, respectively, and incorporated herein by reference:

   (i) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Act of 1933 Rel. No. 9705, Securities Exchange Act of 1934 Rel. No. 74104, Administrative Proceeding File No. 3-16348, relating to Matter I (Exhibit I);

   (ii) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Act of 1933 Rel. No. 9704, Securities Exchange Act of 1934 Rel. No. 74102, Administrative Proceeding File No. 3-16346, relating to Matter II (Exhibit II); and

   (iii) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Exchange Act of 1934 Rel. No. 74103, Administrative Proceeding File No. 3-16347, relating to Matter III (Exhibit III);

b. the State of New York proceeding involving Matter I is set forth in the following Assurance of Discontinuance, which is attached hereto as Exhibit IV and incorporated herein by reference: Attorney General of the State of New York, Investor Protection Bureau, Assurance of Discontinuance, relating to Matter I (Exhibit IV); and

c. the Commonwealth of Massachusetts proceeding involving Matter I is set forth in the following Assurance of Discontinuance, which is attached hereto as Exhibit V and incorporated herein by reference: Commonwealth of Massachusetts, Assurance of Discontinuance, Pursuant to G.L. c. 93A § 5, relating to Matter I (Exhibit V).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

#86801460v6

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

EXHIBIT I

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9705 / January 21, 2015

SECURITIES EXCHANGE ACT OF 1934
Release No. 74104 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16348

| | |
|---|---|
| **In the Matter of**<br><br><br>**STANDARD & POOR'S RATINGS SERVICES,**<br><br><br>**Respondent.** | **ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15E (d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER** |

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or the "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it, the subject matter of these proceedings, and the facts set forth in Annex A attached hereto, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the

EXHIBIT I

Securities Act and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

<b><u>Summary</u></b>

These proceedings involve statements by S&P concerning its methodology for rating conduit/fusion Commercial Mortgage Backed Securities ("CF CMBS"). Conduit/fusion transactions are those that are comprised of geographically diversified pools of at least 20 mortgages loans made to unrelated borrowers. The disclosures at issue concern S&P's application of the Debt Service Coverage Ratio ("DSCR"), a key quantitative metric used to rate CF CMBS transactions.

S&P used DSCRs to estimate term defaults of loans in CF CMBS as part of its analysis of appropriate levels of Credit Enhancement ("CE") for particular ratings. CE is a critical consideration for a credit rating; in general terms, ratings with higher levels of CE are more conservative and provide greater protection against loss to investors. In late 2010, S&P changed its methodology for calculating DSCRs, which had the impact of lowering the amount of CE necessary to achieve a particular rating for transactions then in the market.

S&P published eight CF CMBS Presale reports between February and July 2011 in which it failed to describe its changed methodology for calculating DSCRs. The reports included DSCRs calculated using its prior methodology, which were misleading because they communicated that the ratings at issue were more conservative than they actually were. S&P did not follow its internal policies and procedures when making the change to its method for calculating DSCRs. S&P's internal control structure also did not sufficiently address red flags – including an internal complaint – that S&P had improperly changed its method for rating CF CMBS.

<b><u>Respondent</u></b>

S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. S&P is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

2

EXHIBIT I

# **Facts**

## **A.       S&P's CMBS ratings.**

1.        Rating agencies' consistency and transparency are crucial to investors, including in the CF CMBS market.  Without consistent application of rating methodology, ratings are not comparable from deal to deal.  Similarly, without transparency, investors can assess neither the methodology employed by the rating agency nor the application of that methodology.  S&P's policies reflected these priorities by requiring S&P employees to consistently apply established Criteria, avoid being influenced by business relationships with the issuers, and publish sufficient information about S&P's procedures and assumptions so that users of credit ratings could understand how S&P arrived at its ratings.

2.        A CF CMBS is a type of mortgage-backed security backed by a pool of commercial real estate loans.  Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories:  retail, office, multifamily, lodging, and industrial.  CF CMBS are typically structured as multiple "tranches," or bonds, which have differing risk/return profiles.  The bonds at the top of the capital structure generally receive priority in payment of principal and interest, while the bonds at the bottom experience losses first after the underlying loans incur losses.  Because of these differences, the bonds at the bottom of the capital structure generally receive the highest rate of return, while the bonds at the top receive the lowest rate of return.  The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure.  This cushion is a key element of the CE applicable to each bond in a CF CMBS transaction.

3.        During the time frame covered by this Order (2010 and 2011), fees for rating CF CMBS transactions were paid by the issuers.  Issuers typically announced potential CF CMBS transactions privately to NRSROs several months before they anticipated selling the bonds.  NRSROs typically responded to these announcements by undertaking initial analyses of the pool and providing feedback to the issuers concerning how much CE they would require for each bond in the capital structure to be rated at particular levels.  Typically, the issuers then retained two NRSROs to rate the transaction, usually choosing the agencies that proposed the lowest credible CE.

4.        S&P competed for and sometimes obtained CF CMBS rating assignments in 2010 and 2011.  After being hired to rate a transaction, S&P spent approximately two months analyzing the loans and properties.  As part of this analysis, S&P made reductions to projected cash flows and property values for the purpose of estimating how the loans would perform under stressed economic conditions.  S&P then gave final feedback to the issuer concerning recommended ratings for levels of the capital structure proposed by the issuer.  The feedback included summary data concerning DSCRs and other key metrics, which reflected the stress that S&P placed on the loans.

3

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5.      After receiving final feedback, the issuers announced the transactions to the public.  Shortly after the announcements, S&P publicly disseminated Presale reports setting forth S&P's preliminary recommended ratings and the detailed rationale for the ratings.  Although these ratings were designated as preliminary, they were issued in the offer and sale of the CMBS bonds because issuers and investors used the Presales as part of the total mix of information available to analyze the transactions.  Final ratings were not issued until after the closing of the transactions.  Investors typically had approximately one week after the announcement of the proposed transaction to make their investment decisions.

**B.      S&P's established rating methodology for CF CMBS used published loan constants for calculating DSCR.**

6.      On or about June 26, 2009, S&P published "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools" ("the Criteria Article").  The Criteria Article was intended to inform market participants, including investors, how S&P calculated net cash flow, how S&P used DSCRs and other information to estimate losses on loans in CF CMBS pools, and how S&P used estimated losses to calculate recommended CE for the various rating levels, among other things.

7.      The Criteria Article established a 19% "AAA" CE for an "archetypical pool" of commercial real estate loans.  In S&P's view, bonds rated at the AAA level would withstand market conditions commensurate with an extreme economic downturn like the Great Depression without defaulting.

8.      S&P used DSCRs to estimate term defaults of loans in CF CMBS pools in connection with determining appropriate levels of CE for particular ratings.  The DSCR is the ratio of the annual net cash flow produced by an income-generating property, divided by the annual debt service payment required under the mortgage loans.  DSCRs are usually expressed as a multiple, for example, 1.2x.  DSCRs give a measure of a property's ability to cover debt service payments.  Put another way, an initial DSCR shows the cushion that is available to absorb a decline in net cash flow generated by a property during the term of the mortgage loan.

9.      For the purposes of estimating whether a loan would default during its term (as opposed to at its maturity date), S&P calculated the numerator in the DSCR (the net cash flow) by beginning with the current net cash flow data provided by the issuers of the CF CMBS transaction and then applying stresses and discounts to estimate how the income from the property would be affected by economic circumstances.  S&P calculated the denominator in the DSCR (the debt service) by multiplying the original principal amount of the loan by a "loan constant" reflecting an interest rate and an amortization schedule.

10.      Although the Criteria Article provided loan constants for an "archetypical pool" of loans in a table identified as Table 1 by property type – Retail 8.25%, Office 8.25%,

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Multifamily 7.75%, Lodging 10.00% and Industrial 8.50% – it did not state whether S&P would calculate the denominator of the DSCR using the Table 1 loan constants for the purpose of estimating whether a loan would default during its term.

11.     After internal discussion, on or about July 31, 2009, S&P decided to use the Table 1 loan constants to calculate DSCRs.  On or about March 10, 2010, the CMBS criteria committee further decided that S&P would use the "higher of" the actual constants or Table 1 loan constants to determine debt service payments.  S&P incorporated the methodology that resulted from these decisions into the model that it used to analyze CF CMBS transactions.

12.     On or about June 22, 2010, S&P published a commentary on a CF CMBS transaction called JPMCC 2010-C1.  S&P did not rate the transaction.  In the commentary, S&P included DSCR data based on actual loan constants, but then stated that the firm "typically evaluates a transaction's loan default probability using a stressed DSC based on 'BBB' and 'AAA' cash flow scenarios and a stressed loan constant.  For JPMCC 2010-Cl, the pool's weighted average stressed debt constant would equal approximately 8.33%, based primarily on the retail and office exposure, for which our constant is 8.25%." S&P closed the commentary with a direct comparison of the JPMCC 2010-C1 pool to the archetypical pool.  In that comparison S&P stated that the pool's DSCR was based upon "stressed constants." Through these statements, S&P informed the public that it used the Table 1 loan constants to calculate DSCRs in its analysis of CF CMBS transactions.

13.     On or about September 24, 2010, S&P published a Presale for a CF CMBS transaction called JPMCC 2010-C2.  The Presale set forth preliminary ratings for the transaction and detailed S&P's analysis that led to its ratings.  It began with a summary overview that highlighted the pool-wide DSCR, and the subsequent analysis contained approximately 45 DSCR representations, an indication of the importance of the DSCR in commercial real estate analysis.  In addition to the pool-wide DSCR, the Presale presented DSCRs for stratified portions of the pool and for individual loans.  In each case, the DSCRs were calculated using the "higher of" the actual loan constants or Table 1 loan constants.

14.     As a result of its internal actions described above, including decisions and model implementation, the published commentary on JPMCC 2010-Cl, and the published Presale for JPMCC 2010-C2, S&P established that it used the "higher of" the actual loan constants or Table 1 loan constants to calculate DSCRs.

## C.     In late 2010, S&P adjusted its methodology for calculating DSCRs.

15.     S&P's market position for rating CMBS transactions had declined in the years following the financial crisis, which essentially halted the new issuance CMBS market.  When issuers started marketing CMBS transactions again in 2010, S&P's market share did not rebound

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to its pre-2008 level, a fact that some members of the CMBS Group believed was caused by, among other things, the conservatism of the firm's criteria.

16.     In or around mid-December 2010, the CMBS Analytical Group made a change to the assumption embodied in its model for analyzing new issue CF CMBS transactions.  While the model previously calculated the DSCR for each loan by using the "higher of" the actual loan constant or Table 1 loan constant, the assumption was changed to calculate the DSCR for each loan by using the simple average of (1) the higher of the actual loan constant or the Table 1 loan constant and (2) the actual loan constant.

17.     Personnel within S&P described the average constants as "blended constants." In all cases in which a loan's actual constant was lower than the Table 1 loan constant, the blended constant would also be lower than the Table 1 loan constants.  The use of blended constants generally resulted in lower annual debt service calculations and, therefore, higher DSCRs, which led the model to estimate fewer defaults under a "AAA" stress during the term of a loan, but more defaults at the maturity of the loan, but ultimately leading to lower losses from defaults. This resulted in CE requirements that were lower than they would have been had S&P calculated DSCRs using the "higher of" Table 1 or actual constants, which was more attractive as a commercial matter because issuers seek lower CE levels.

**D.     S&P rated six transactions and produced preliminary ratings for two more transactions using the revised DSCR methodology, but published data using different DSCRs.**

18.     During the first half of 2011, S&P used its blended constant methodology to rate the following six CF CMBS transactions:  MSC 2011-C1, FREMF 2011-K701, JPMCC 2011-C3, FREMF 2011-K11, FREMF 2011-K13 and JPMCC 2011-C4.  Issuers paid S&P approximately $7 million to rate and conduct surveillance on these six transactions.

19.     For each transaction, S&P published a Presale.  Each Presale contained over 40 representations of DSCRs calculated using the "higher of" the actual loan constants or Table 1 loan constants.  These representations included DSCRs for the entire pool, stratified portions of the pool, and individual loans.  Three of the six Presales also included DSCRs calculated from actual loan constants, but none of the Presales included any DSCRs calculated from the blended constants that S&P actually used to rate the transactions.

20.     Had S&P actually used the DSCRs derived from the Table 1 loan constants, as set forth in the Presales, it would have required materially higher amounts of CE in the six rated transactions.

21.     The Presales for the 2011 transactions included a sentence that stated, "[i]n determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant

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and a stressed constant based on property type as further detailed in our conduit/fusion criteria." This sentence did not inform investors that S&P had changed its methodology to use blended constants, but was consistent with its previously established methodology of calculating DSCRs with the higher of Table 1 or actual constants.

22.     S&P's statements in the Presales concerning DSCRs were thus knowingly or recklessly false and misleading concerning the amount of stress S&P applied in rating the transactions.

23.     On at least four of the 2011 transactions, while S&P reported DSCRs based on the Table 1 loan constants to the public, the CMBS Group reported the DSCRs they actually used, based on the blended constants, to the issuers who paid S&P.  Thus, the CMBS Group knew that the DSCRs they actually used were important to assessing the ratings, but still did not provide them to investors who used their ratings.

24.     S&P also misrepresented the calculation of DSCRs in internal documents known as Rating Analysis and Methodology Profile ("RAMP"), despite acknowledging, in a December 2010 internal email that "[i]f we do [use an alternate debt constant], we would document it in the RAMP."

25.     According to S&P's RAMP Guidelines, "The RAMP's objective is to explain the rating recommendation to voting committee members [who approved the proposed rating] through application of criteria.  The RAMP captures the key drivers of the issue being rated, the relevant facets of analysis, the pertinent information being considered, and the underlying criteria and applicable assumptions...." S&P's Model Use Guidelines described various matters pertaining to models that must be documented in RAMPs, including key assumptions used in models and modifications to models.

26.     The RAMPs for each of the six transactions listed above disclosed DSCRs calculated using the Table 1 loan constants and, for three transactions, the actual constants, when in fact S&P rated the transactions using blended constants.  The RAMPs did not describe the use of blended constants, the data derived from blended constants, or the fact that the models were modified to apply blended constants.

27.     In July 2011 S&P published Presales with preliminary ratings for two additional CF CMBS transactions called GSMS 2011-GC4 and FREMF 2011-K14.  As with the previous six transactions, the Presales contained multiple DSCRs calculated using the higher of the actual loan constants or Table 1 loan constants.  They also included DSCRs calculated from actual loan constants, but did not provide any DSCRs derived from the blended constants S&P actually used for the preliminary ratings.  As a result, these Presales also made false and misleading statements about the amount of stress that S&P placed on the loans in the pools when assigning its ratings.

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The RAMPs for these transactions similarly provided data based on the Table 1 loan constants, and actual constants, but not blended constants.

28.     Several potential investors questioned the low level of CE for the AAA bonds in the GSMS 2011 GC-4 transaction.  S&P gave a preliminary AAA rating to bonds with 14.5% CE Using the higher of the actual loan constants or Table 1 loan constants, rather than the blended constants, S&P's model would have resulted in approximately 20% CE for the AAA bond.

29.     In light of the investor questions, S&P's senior management reviewed S&P's ratings and discovered the use of blended constants.  S&P then withdrew its preliminary ratings for the two transactions.  As a result, these transactions did not close on schedule.

30.     Following withdrawal of the preliminary ratings on the July transactions, S&P reviewed the ratings on the six transactions from earlier in 2011.  S&P's Chief Credit Officer believed that those ratings were not assigned in accordance with S&P's criteria because they were based on blended constants.

31.     On or about August 5, 2011 and August 16, 2011, S&P issued press releases called "Advanced Notice of Proposed Criteria Change[,]" which disclosed the methodology S&P had used in rating the CMBS transactions and stated that the ratings were "consistent with S&P's rating definitions." These publications did not inform investors of the effect of the change in methodology on required CE levels.

**E.     S&P's internal controls did not detect and prevent the Criteria change.**

32.     In 2010 and 2011, S&P purported to maintain a system of internal controls designed to ensure, among other things, that ratings were assigned using S&P's approved criteria.  However, S&P's internal controls failed to identify and respond adequately to red flags that the CMBS Group had changed its methodology for rating CF CMBS transactions without appropriate process or disclosures.

33.     The internal controls failures included:

a.     S&P's Model Quality Review Group ("MQR"), which was supposed to determine whether numerical models used by rating practice groups appropriately implemented S&P's criteria, conducted a review of the CMBS model during the time that the CMBS Group was using blended constants to calculate DSCRs.  MQR began its review with a model that used the higher of the actual loan constants or Table 1 loan constants.  The CMBS Group modified the model to use blended constants while the review was ongoing, but failed to provide the modified model to MQR.  Nevertheless, the CMBS Group provided information to MQR which, although vague, was a red flag that the CMBS Group was no longer applying the "higher of" methodology.  MQR failed to respond to this red flag and never requested the modified model.

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b. In January 2011, S&P received an anonymous email asserting that the CMBS Group was inappropriately using blended constants to produce lower CE levels and make S&P more competitive. S&P's Quality Group, whose responsibilities included reviews of ratings files to determine whether ratings analytical groups were complying with S&P's criteria, investigated the complaint. The Quality Group did not conduct a sufficient investigation of how the CMBS Group calculated DSCRs, and the complaint was not discussed with S&P's Chief Credit Officer.

c. S&P's Criteria Group was supposed to enforce S&P's Criteria Process Guidelines, which set forth procedures for researching and approving proposed criteria changes and publicizing any resulting changes. The Criteria Group knew that the CMBS Group was considering changes to the methodology for calculating DSCRs, and that the Quality Group was investigating such possible changes. However, the Criteria Group failed to identify the change the CMBS Group actually made to the methodology for calculating DSCRs, and failed to enforce the Criteria Process Guidelines despite these red flags.

## Violations

34. As a result of the conduct described above, S&P willfully violated Section 17(a)(l) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

35. As a result of the conduct described above, S&P violated Section 15E(c)(3) of the Exchange Act, which requires NRSROs to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings.

36. As a result of the conduct described above, S&P violated Rules 17g-2(a)(2)(iii) and 17g-2(a)(6) under the Exchange Act, which require NRSROs to make and retain complete and current records of the rationale for any material difference between the credit rating implied by a model and the final credit rating issued and of the established procedures and methodologies used by the NRSRO to determine credit ratings.

## Undertakings

Respondent has undertaken to refrain from making preliminary or final ratings for any new issue U.S. conduit/fusion CMBS transaction for a period of twelve months from the date of this Order, including engaging in any marketing activity related thereto. This prohibition extends to all new issuance ratings activity whether undertaken for a fee or otherwise. This undertaking does not prohibit S&P from engaging in surveillance of outstanding conduit/fusion CMBS issues that S&P has previously rated.

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Within 180 days of the entry of this Order, or as otherwise agreed to with the Commission's Office of Credit Ratings, S&P shall adopt, implement, and maintain policies, procedures, practices and internal controls that address the recommendations and issues identified in the September 9, 2014 summary letter concerning the completed 2014 Section 15E Examination of S&P conducted by the Commission's Office of Credit Ratings ("2014 S&P Exam").

S&P shall submit a report, approved and signed under penalty of perjury by the President and the Chief Compliance Officer of S&P, to Thomas Butler, Director, Office of Credit Ratings, Securities and Exchange Commission New York Regional Office, 3 World Financial Center, Suite 400, New York, NY 10281-1022, and Michael J. Osnato, Jr., Chief, Complex Financial Instruments Unit, Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022, which details the new policies, procedures, practices, and internal controls adopted, and the actions taken to implement and maintain the new policies, procedures, practices, and internal controls.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.      S&P cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) of the Securities Act, Section 15E(c)(3) of the Exchange Act, and Exchange Act Rules 17g-2(a)(2)(iii) and 17g-2(a)(6).

B.      S&P is censured.

C.      S&P shall, within thirty (30) days of the entry of this Order, pay disgorgement of $6.2 million, prejudgment interest of $800,000, and a civil money penalty of $35 million to the Securities and Exchange Commission.  If timely payment is not made, additional interest shall accrue pursuant to SEC Rule of Practice 600 or 31 U.S.C. § 3717 as applicable.  Payment must be made in one of the following ways:

(1)      S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)      S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

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(3)    S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.


Brent J. Fields
Secretary

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ANNEX A

S&P admits to the facts set forth below.

Beginning in 2009, S&P developed new commercial mortgage backed securities ("CMBS") ratings criteria that generally increased the required credit enhancement levels for conduit/fusion CMBS ("CF CMBS").

On June 26, 2009, S&P published "US. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools" setting forth its methodology for rating CF CMBS. That article described how S&P used the debt service coverage ratio ("DSCR") to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, etc.).

The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (e.g. 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table, called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the average of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

Between February 2011 and May 2011, S&P published Presale reports for six CF CMBS transactions the company ultimately rated. The reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these reports, S&P

EXHIBIT I

published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

The DSCRs in the Presale reports generally were calculated using the higher of the actual loan constants or the Table loan constants. In three of the six Presale reports, S&P also presented DSCRs based on actual loan constants. The Presale reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

In July 2011, S&P published Presale reports for two additional CF CMBS conduit/fusion transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly disclosed Presale reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

S&P voluntarily withdrew the preliminary ratings described in the Presales for the two July 2011 transactions.

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**UNITED  STATES  OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES ACT OF 1933**
**Release No. 9704 / January 21, 2015**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 74102 / January 21, 2015**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-16346**

| | |
|---|---|
| **In the Matter of**<br><br>**STANDARD & POOR'S RATINGS SERVICES,**<br><br><br>**Respondent.** | **ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER** |

**I.**

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or "Respondent").

**II.**

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept.  Solely for the purpose of these proceedings and any other proceedings brought by on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Securities Exchange Act of 1934,

EXHIBIT II

Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

## III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

### Summary

1.      These proceedings involve misconduct by S&P in 2012 concerning its criteria for rating conduit/fusion Commercial Mortgage Backed Securities ("CF CMBS") and related research.  After being frozen out of the market for rating CF CMBS in late 2011, S&P sought to re-enter the market in 2012 by publishing new ratings criteria (the "2012 CMBS Criteria").

2.      In connection with its release of the 2012 CMBS Criteria, S&P published an article describing an internal study purportedly showing average commercial mortgage loan pool losses of about 20% under Great Depression levels of economic stress.  The article was flawed, in part because it relied on significant assumptions that were not adequately disclosed in the article and thereby contained false and misleading statements. The article was nonetheless published in June 2012 as additional support for the target credit enhancement (CE) level of 20% in the 2012 CMBS Criteria.

3.      Separately, S&P also did not accurately describe certain aspects of its 2012 CMBS Criteria in the publication setting forth their operation.

4.      S&P used the 2012 CMBS Criteria to determine credit ratings on approximately 25 CF CMBS between October 2012 and June 2014.

### Respondent

5.      S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York.  Standard & Poor's Ratings Services is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by the McGraw Hill Financial ("MHFI"),  and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

EXHIBIT II

**Facts**

**A.      Background**

6.      Rating agencies' transparency is crucial to investors, including in the CF CMBS market.  Without transparency, investors can neither assess the methodology employed by the rating agency nor the application of that methodology.  S&P's policies reflected these priorities by requiring S&P employees to publish sufficient information about S&P's procedures and assumptions so that users of credit ratings could understand how S&P arrived at its ratings.

7.      A CF CMBS is a type of mortgage-backed security backed by a pool of commercial real estate loans.  Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories:  retail, office, multifamily, lodging, and industrial.  CF CMBS are typically structured as multiple "tranches," or bonds, which have differing risk/return profiles.  The bonds at the top of the capital structure generally receive priority in payment of principal and interest, while the bonds at the bottom experience losses first after the underlying loans incur losses.  Because of these differences, the bonds at the bottom of the capital structure generally receive the highest rate of return, while the bonds at the top receive the lowest rate of return.  The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure.  This cushion is a key element of the CE applicable to each bond in a CF CMBS transaction.

8.      On June 26, 2009, S&P published an article entitled "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools."  That criteria article established a 19% CE level for the AAA-rated tranche of a CF CMBS backed by an "archetypical pool" of commercial real estate loans.  In July 2011 S&P published preliminary ratings for two CF CMBS transactions.  On one of the deals, S&P gave a preliminary AAA rating to bonds with only 14.5% CE.  After potential investors questioned  the  low  level of CE for the AAA bonds in this transaction, S&P withdrew its preliminary ratings for the two transactions.

9.      Following withdrawal of the preliminary ratings on the July 2011 transactions, S&P lost significant market share for rating new issuance CF CMBS.  S&P sought to re-enter the market in 2012 by publishing new ratings criteria.  The prior criteria had been described as being calibrated to produce a AAA credit enhancement level ("AAA CE") of 19% for an "Archetypical Pool" described in that criteria.  The 2012 CMBS Criteria were described as having a "target" AAA CE of approximately 20% for a "typical well-diversified conduit-fusion CMBS transaction."

EXHIBIT II

B.     **S&P's Great Depression Article**

10.     On June 4, 2012, as part of the development of new CF CMBS Criteria, S&P published an article entitled "Request For Comment: Rating Methodology And Assumptions for U.S. And Canadian CMBS."  That publication outlined the parameters of S&P's proposed new CMBS ratings criteria and invited feedback and questions from market participants.

11.     With respect to the CE to be provided to CF CMBS under the new Criteria, the article stated in relevant part: "For a typical conduit/fusion transaction, the application of the proposed criteria supports 'AAA' CE level around 20% . . . . This level was supported by multiple factors, including [S&P's] analysis of commercial real estate bond defaults and losses during the Great Depression . . . ."

12.     The reference to analysis of Great Depression data corresponded, in part, to an internal study undertaken by a senior S&P employee, which S&P thereafter decided to summarize in an article to provide additional information supporting the 2012 CMBS Criteria.  On June 28, 2012, S&P published an article entitled "Estimating U.S. Commercial Mortgage Loan Losses Using Data From The Great Depression" (the "Great Depression Article").  The Great Depression Article relied on data gathered by the staff of the Federal Reserve Bank of New York in preparing a February 2012 report analyzing commercial bond performance during the Great Depression era (the "Fed Data").  Among other things, the Great Depression Article stated that S&P's analysis of Great Depression loss and default information "suggest[s] an average loss of about 20% in periods of extreme economic conditions," thereby supporting the 20% target AAA CE in the proposed new criteria.

13.     S&P's focus on the Great Depression, which is commonly understood to have begun in 1929 and to have continued for years thereafter, was consistent with existing S&P ratings practices and methodology.  In 2009, S&P published "Understanding Standard & Poor's Ratings Definitions," in which it stated that AAA-rated bonds "should be able to withstand an extreme level of stress and still meet [their] financial obligations."  A historical example of such a scenario is the Great Depression in the U.S.  The Great Depression Article reinforced the selection of the Great Depression as the "benchmark" for testing the sufficiency of the proposed 20% CE level:  "We [S&P] often use the U.S. Great Depression as a benchmark period for determining the appropriate CE level for 'AAA' ratings."

14.     The Great Depression Article was flawed, in part because it suggested "about 20%" losses in periods of "extreme economic conditions" without adequately disclosing certain significant assumptions, including the following:

a)     S&P's analysis of purported Great Depression losses and defaults included analysis of  performance of commercial mortgages originated between 1900 and 1935, many of which were not affected by the extreme economic stress of the Great Depression;

EXHIBIT II

b)      The Fed Data analyzed by S&P incorporated discounting assumptions. Discounting loss estimates is contrary to industry standards. The application of a discounting factor lowered the Fed Data losses compared to industry standards; and

c)      S&P excluded defaulted commercial mortgages that took longer than three years to resolve, thereby removing from its analysis many of the loans with the most severe losses. The exclusion of these loans also affected the results discussed in the Great Depression Article concerning estimated losses.

15.      The impact of the assumptions and methodology incorporated in the Great Depression Article was inadequately disclosed when it was published on June 28, 2012. As a result, S&P knew, or was reckless in not knowing, that the Article was false and misleading.

16.      Contemporaneous written evidence prepared by the senior criteria officer ("SCO") who conducted the analysis underlying the Great Depression Article reflects his concerns over his ability to furnish robust and unbiased research to support S&P's proposed CE level of 20%. The SCO's initial determination was that the CE calibration of the 2012 Criteria "may be understating the potential losses in a 'AAA' scenario."

17.      For example, on April 16, 2012, after computing loss estimates that ranged above 50%, the SCO wrote in his handwritten notes "Criteria Committee has considered an anchor of 20% for 'AAA'—not sure of justification." After completing his independent analytical work, the SCO estimated losses of approximately 29.5%. He also concluded that the 20% AAA CE benchmark "may be understating the potential losses in a 'AAA scenario.'" His handwritten notes, written contemporaneously with the completion of his independent analytical work, asked "How do we reconcile the [underlying] data and my analysis with the 20% Benchmark?"

18.      After discussions with the S&P CMBS ratings group responsible for rating new issuance transactions under the new Criteria, and its Criteria Officer, the SCO modified his analysis to incorporate one of the significant and inadequately described assumptions referenced above relating to time to resolution, and reached results that supported the 20% AAA CE anchor point.

19.      In June 2012, when the SCO's study was being prepared for publication, the SCO repeatedly complained about the CMBS group's removal of information from the study.

20.      In an unguarded contemporaneous discussion with a confidant, the SCO expressed his reservations generally that the Great Depression Article had become a "sales pitch" for the new criteria, and specifically concerning the removal of certain disclosures concerning the comparable transactions analyzed in connection with the Article.

21.      The SCO also expressed concerns about the fact that the removal of those disclosures was reflected in "electronic document[s]" and "discoverable" and he could one day be "sit[ting] in front of Department of Justice, or the SEC . . . ."

EXHIBIT II

22.     Despite those concerns, in a self-evaluation written after the Great Depression Article was publicly released in support of the 2012 CMBS Criteria, the SCO lauded his role in the publication and stated that "In my role, I recognize the need to balance between the best theoretical solution and the best business solution."

23.     As a result of the conduct described above, S&P willfully violated Section 17(a)(l) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.  The Great Depression Article was expressly referenced in the final 2012 CMBS Criteria, which were considered by investors in the offer and sale of securities.

## C.     S&P's 2012 CMBS Criteria

24.     On September 5, 2012, S&P published its new CMBS Criteria in a publication titled "Rating Methodology And Assumptions For U.S. And Canadian CMBS" (the "Criteria Publication").

25.     With respect to CE under the new 2012 CMBS Criteria, the Criteria Publication provided at Paragraph 51: "For a typical well-diversified conduit/fusion transaction, the application of the criteria support a 'AAA' CE level of approximately 20%.  This would generally be reflective of a transaction with an S&P LTV range between 70% and 75%, S&P DSC between 1.40x and 1.70x and an effective loan count of around 30."  Debt service coverage (DSC) and loan-to-value (LTV) ratios are the two key quantitative metrics used to rate CMBS.

26.     Impact testing on a sample of transactions during the development of the criteria did not support the range of S&P DSC and S&P LTV referenced in Paragraph 51.  Eight U.S. Non-agency transactions from that sample had metrics within the range cited in Paragraph 51.  The impact testing showed that the AAA CE level for those eight transactions would range between 14.8% and 21.3% (with an average AAA CE of 18.8%) under the 2012 Criteria.  In addition, six of the eight transactions had an effective loan count of less than 30 and thus were not "well diversified" within the meaning of the criteria.  These transactions would have resulted in lower AAA CE if they had been well diversified.  Paragraph 51 of the Criteria Publication thus was inaccurate.

27.     Following publication and adoption of the 2012 CMBS Criteria, between October 2012 and June 2014, CMBS issuers engaged S&P to rate approximately 25 new issuance CMBS transactions using the new criteria.

28.     As a result of the conduct described above, S&P violated Exchange Act Rule 17g-2(a)(6), which requires that NRSROs make and retain books and records which must be complete and current documenting the established procedures and methodologies used to determine credit ratings.

## Undertakings

Respondent has undertaken to, within thirty (30) days of the date of the entry of this Order, retract all publicly available versions of the June 28, 2012 Great Depression Article, and remove references to the Article in the Criteria Publication.

EXHIBIT II

Respondent has further undertaken to, within thirty (30) days of the entry of this Order, revise Paragraph 51 of the Criteria Publication to accurately describe the anchor point used to develop the DF Matrix that results in the credit enhancement level as described in that paragraph and to publicly disclose a corrected version of the Criteria Publication.

## IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.     S&P cease and desist from committing or causing any violations and any future violations of Section 17(a)(l)  of the Securities Act and Exchange Act Rule 17g-2(a)(6).

B.     S&P is censured.

C.     S&P shall, within thirty (30) days of the entry of this Order, pay a civil money penalty of $15 million to the Securities and Exchange Commission.  If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717. Payment must be made in one of the following ways:

(1)     S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)     S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)     S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

EXHIBIT II

Payments by check or money order must be accompanied by a cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.

Brent J. Fields
Secretary

EXHIBIT III

**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 74103 / January 21, 2015**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-16347**

| | |
|---|---|
| **In the Matter of**<br><br>**STANDARD & POOR'S**<br>**RATINGS SERVICES,**<br><br>**Respondent.** | **ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER** |

**I.**

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or "Respondent").

**II.**

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

EXHIBIT III

**III.**

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

**SUMMARY**

1.         These proceedings involve S&P's failure to maintain and enforce internal controls regarding changes made to an assumption used in surveilling certain Residential Mortgage Backed Securities ("RMBS") supported primarily by seasoned (*i.e.,* pre-2005) collateral with amortization periods of less than 30 years (*i.e.,* short-amortizing collateral or loans).

2.         In August 2012, S&P published updated criteria for surveillance of ratings of RMBS backed by pre-2009 originations (the "Criteria").  The Criteria sets forth S&P's established methodology for determining the appropriate loss severity ("LS") assumptions to be used in surveilling these ratings.  S&P's LS assumptions represent the estimated losses that would be incurred if a mortgage defaults and are a significant part of S&P's ratings analyses.

3.         However, from approximately October 2012 through January 2014, S&P did not apply the LS assumptions set forth in the Criteria to its surveillance reviews in connection with bonds supported by seasoned, short-amortizing loans with low loan-to-value ("LTV") ratios.  Instead, S&P conducted surveillance reviews of approximately 150 transactions containing  short-amortizing loans using LS assumptions that were lower than those set forth in the Criteria.

4.          When changing its LS assumptions for this type of loan pool, S&P did not follow its internal control policies and procedures for making changes to criteria.  Throughout the relevant time period, the group that performed RMBS surveillance (the "RMBS Group") communicated with various persons within S&P's internal control structure about the proper approach to surveilling ratings of bonds backed by these pools and possible changes to the Criteria, but none of these persons assured that S&P timely updated the Criteria or disclosed and documented the LS assumptions actually used in its surveillance reviews.

5.         While S&P did disclose the use of lower LS assumptions in a few press releases, S&P did not fully explain its methodology to determine the specific LS assumptions used to surveil ratings of bonds supported by pools with seasoned, short-amortizing loans until September 2014, when it published notices about its different methodology.  Throughout the relevant period, S&P produced inconsistent and incomplete external disclosures and internal records concerning the LS assumptions it used in its surveillance of bonds supported by seasoned, short-amortizing collateral.  S&P's internal controls failed to timely detect and prevent these documentation errors.

6.         S&P self-reported this issue to the Commission and took voluntarily steps to remediate and address the issues that are described herein, including clarifying its approach to the surveillance of transactions supported by short-amortizing collateral in a published Criteria

---

[1]         The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

2

EXHIBIT III

FAQ entitled "Criteria FAQ: Loss Severity Assumptions For Securitizations Backed By Highly Seasoned Prime Jumbo And Larger-Balance Alt-A Loans" which explained S&P's past and future use of LS assumptions. S&P has also voluntarily undertaken significant remedial measures and, in response to the Commission's investigation in this matter, has provided substantial cooperation to Commission staff.


**RESPONDENT**


7.       S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. Standard & Poor's Ratings Services is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.


**FACTS**

**The Criteria and Pools with Short-Amortizing Loans**


8.       On August 9, 2012, S&P published the Criteria in an update called "Methodology And Assumptions: U.S. RMBS Surveillance Credit And Cash Flow Analysis For Pre-2009 Originations[.]" Among other things, the Criteria described the methodology that S&P would follow to determine the LS assumptions to be used to conduct surveillance on ratings of RMBS bonds containing pre-2009 collateral. First, the Criteria provides that if sufficient data were available S&P would calculate the LS assumptions based on the actual performance of the pool, or of closely related pools, over a finite time period. Second, if the data were not sufficient for such a calculation, S&P would assume LS based on the loan type and the year that the RMBS pool was created. Loan types were designated as prime, Alt-A, negative amortization, or subprime. The assumptions were published in the Criteria in a matrix called Table 3. For example, pursuant to Table 3, the LS assumption for prime pools formed before 2005 would be 40%, while the LS for Alt-A pools formed before 2005 would be 50%. Finally, Paragraph 14 of the Criteria stated as follows:

> We have derived the credit and cash flow assumptions in these criteria at the loan, pool, or cohort level and will apply them to all in-scope transactions. We may apply additional quantitative and/or or [sic] qualitative analysis in certain limited circumstances. We expect to conduct additional analysis for less than 10% of the cases. For instance, in situations where we apply cohortwide rating assumptions to a specific transaction whose performance or portfolio characteristics vary significantly from other transactions within its cohort, we may consider the specific differentiating factors when determining the appropriate assumptions to apply.

9.       Once the applicable LS assumptions were determined, S&P would then multiply the LS percentage by the anticipated frequency of loan defaults to estimate total potential losses for the loan pool. Based on these calculations, which included assumptions designed to estimate how

3

EXHIBIT III

the loans would perform in stressed economic conditions, S&P would determine whether to take a rating action (*i.e.,* upgrade, downgrade or affirm) on its ratings of the bonds.

10.     While S&P was considering publication of the Criteria, persons within the RMBS Group raised the concern that the LS assumptions in Table 3 might be too high for pools with seasoned, short-amortizing loans.  It is generally expected that LS for seasoned, short-amortizing loans could be lower than for 30-year loans.  The final Criteria, however, made no distinction between pools with short-amortizing loans and pools containing loans with 30-year amortization schedules.

11.     Throughout the relevant period, S&P had a specific methodology for changing criteria, called the Criteria Process Guidelines.  These Guidelines set forth procedures for researching and approving proposed criteria changes and publishing those changes when made.  Before September 2014, S&P did not publish any Criteria article specifying different LS assumptions used to surveil RMBS pools with short-amortizing loans.

### Application of Lower LS Assumptions to Pools of Loans With Less than 30-Year Amortization Schedules

12.     Following publication of the Criteria in August 2012, S&P policy required that the firm review all outstanding ratings within the scope of the Criteria within six months.  This meant that the RMBS Group needed to review ratings for approximately 5,000 RMBS transactions.  Because RMBS transactions typically include many different bonds, each of which carries its own rating, this required review of approximately 60,000 ratings within a six-month period.  This represented a large volume of surveillance reviews for S&P's RMBS Group to conduct within this time period.

13.     Shortly after beginning its surveillance, the RMBS Group concluded that the Table 3 LS assumptions were not appropriate for pools with predominately seasoned, short-amortizing loans.  However, rather than proposing a revision to the Criteria, the RMBS Group determined that it could apply lower LS assumptions under Paragraph 14 of the Criteria and developed an approach to consistently apply lower LS assumptions in surveillance reviews of such pools.

14.     The RMBS Group discussed the application of lower LS assumptions with certain persons from two separate groups within S&P's internal control structure:  the Quality Group and the Criteria Group.[2]

15.     In an October 15, 2012 email, the RMBS Criteria Officer told the RMBS Group that she agreed with the use of a 20% LS assumption, rather than the 40% provided for by Table 3, for the surveillance of ratings on pools with prime jumbo collateral, originated prior to 2005, with at least 85% of the pool composed of 15-year fixed rate loans.  Neither the Quality Group nor the

---

[2]     The Quality Group was responsible for reviewing ratings to determine whether the ratings procedure was appropriately documented and complied with published criteria.  The Criteria Group was responsible for providing guidance to the analytical group on application of criteria and for enforcing the internal procedures for changes to criteria.

4

EXHIBIT III

Criteria Group required that the change in LS assumptions for these short-amortizing loans follow the process outlined in S&P's Criteria Process Guidelines because they believed the use of a lower LS assumption for this limited subset of collateral was permissible under Paragraph 14 of the Criteria.

16. In October and December 2012, the RMBS Group submitted two instructions to the production staff, which maintained the model that S&P used for RMBS surveillance, to override the default 40% LS assumption and to apply a lower LS assumption for a number of RMBS structures with short-amortizing collateral. These modifications to the LS assumptions resulted in material differences in the output of S&P's surveillance model.

17. From October 2012 through January 2014, S&P published rating actions in connection with its surveillance of multiple batches of RMBS, which included approximately 150 transactions that S&P surveilled using LS assumptions (usually 20%) that were lower than the values in Table 3 of the Criteria. The RMBS Group believed these lower assumptions were analytically appropriate.

18. For each bulk surveillance review conducted, S&P prepared an internal document called a Rating Analysis and Methodology Profile ("RAMP"). RAMPs are a critical part of S&P's internal control procedures. According to S&P's RAMP Guidelines, "The RAMP's objective is to explain the rating recommendation to voting committee members [who approved the proposed rating] through application of criteria. The RAMP captures the key drivers of the issue being rated, the relevant facets of analysis, the pertinent information being considered, and the underlying criteria and applicable assumptions . . . ." Each of the RAMPs included a copy of the Criteria Table 3, along with adjacent text that indicated that the LS assumptions in Table 3 were used to surveil at least some of the bonds in the batch. However, none of the RAMPs included any discussions about deviations from Table 3 for pools with short-amortizing loans as part of the text adjacent to Table 3, although some of the RAMPs did include some information about the use of different LS assumptions for pools with short-amortizing loans elsewhere in the RAMP document.

19. In addition, in connection with each bulk surveillance review conducted, S&P published a press release describing its ratings actions and its methodology for such actions. Only three of the press releases contained meaningful discussions of the deviations from Table 3.

20. The RMBS Group recognized the importance of internal and external disclosure and record-keeping whenever they departed from the Table 3 LS assumptions. In an email dated December 14, 2012, the Lead Analytical Manager of the RMBS Group asked for the following when analysts used the different LS assumptions:

1. Consistent ramp disclosure – consider press release disclosure also
2. Maintaining a database of deals where this is applied
3. Documentation of process – how often will these be updated
4. External article in Jan or Feb (when all deals have been resolved) about this type of collateral (less than 30 mainly 15 year).

5

EXHIBIT III

21.     Still, the RMBS group did not consistently include information about S&P's different approach to pools with seasoned, short-amortizing loans in the RAMPs and press releases.  The omission of information from the RAMPs and press releases about the actual LS assumptions used for the relevant pools rendered these documents incomplete for their intended purposes.  The Quality Group, which was responsible for assuring adequate documentation of S&P's ratings, knew about the RMBS Group's different approach to these pools but did not identify or correct this omission.

### First Proposal to Amend Criteria for Short-Amortizing Loans

22.     In December 2012 and January 2013, members of the RMBS Group developed, but then later withdrew, a written proposal to change the Criteria's LS assumptions for pools with short-amortizing loans, including proposed modifications to Table 3.  The proposal did not disclose that the RMBS Group had already changed its approach to pools with seasoned, short-amortizing loans, and it went beyond the changes the Criteria Officer previously considered in October 2012.  The Criteria Officer concluded that the new proposal constituted a criteria change, rather than an interpretation.

23.     After the RMBS Group withdrew the proposal, senior personnel in the Criteria Group stated in emails to certain members of the RMBS Group that the application of Paragraph 14 of the Criteria should be limited to unique situations, and not applied on a systematic basis.  Despite these statements, the RMBS Group continued to believe that the Table 3 assumptions were not analytically appropriate for seasoned, short-amortizing loans.   The RMBS Group continued to apply lower LS assumptions in surveilling pools with seasoned, short-amortizing loans and thereby did not surveil ratings in compliance with the Criteria.

### Compliance Review of LS Assumptions as Part of a Broad Inquiry into Employee Complaint

24.     In February 2013, an employee in the RMBS Group brought numerous concerns to the attention of S&P's Compliance Department.  The Compliance Department was responsible for conducting an internal investigation of the concerns raised to evaluate whether there was evidence of possible violations of internal S&P policies and procedures and to recommend appropriate action.

25.     One of the concerns raised by the RMBS employee was that the Table 3 assumptions in the Criteria were too high for pools with short-amortizing loans.  The Compliance Department conducted an inquiry and found that the employee's analytical disagreement with the Table 3 assumptions was not a policy violation.

26.     The Compliance Department inquiry regarding the employee's complaints ended May 1, 2013.  Later in May, the Compliance Department learned that the RMBS Group was not consistently applying the Table 3 assumptions to pools with short-amortizing loans, but had conducted surveillance reviews of over 100 ratings using LS assumptions that were lower than the values provided for in Table 3.  The Compliance Department opened a second inquiry into whether the use of the lower LS assumptions was consistent with the Criteria.

6

EXHIBIT III

### Second Proposal to Amend Criteria and Continuing Uncertainty Concerning Methodology

27.     At various points in the spring and summer of 2013, members of the Criteria and Quality Groups learned that the RMBS Group was conducting surveillance reviews of RMBS using non-Table 3 LS assumptions.  In July 2013 the RMBS Group approached the Structured Finance Criteria Committee ("SFCC") with a written proposal to amend the Criteria to clarify the LS assumptions that were being applied during the surveillance process for short-amortizing collateral.

28.     The SFCC considered the proposal at a meeting on July 24, 2013, and requested additional research into the impact of the change.  S&P then formed a "working group" to continue to research and develop the criteria proposal about LS assumptions for short-amortizing loans.  Although there was widespread agreement within S&P that the application of lower LS assumptions for short-amortizing collateral was analytically appropriate and should be formally incorporated into the Criteria, S&P did not reach a consensus on specific changes until more than a year later.

29.     Both in the written proposal and at the SFCC meeting, the RMBS Group clearly informed the SFCC that the purpose of the proposal was to ratify the existing practice of the RMBS Group, rather than to propose new action for the future.  However, no one associated with the SFCC deliberations took any steps to ensure that the Criteria was updated before the RMBS Group continued to apply the lower LS assumptions to seasoned, short-amortizing loans.  They also did not confirm whether the RMBS Group was adequately documenting and disclosing the LS assumptions being used for short-amortizing collateral.

30.     As noted above, in August 2013, the Compliance Department opened a second inquiry to consider the RMBS Group's use of non-Table 3 LS assumptions.  During the Compliance Department's review, it became apparent that there was a lack of clarity among relevant S&P personnel as to the specific LS assumptions that were being used and should be used.  There were also inconsistent views as to whether the use of lower LS assumptions was permissible under Paragraph 14 of the Criteria or was a change to the Criteria.  The Compliance Officer who conducted the inquiry determined in a preliminary draft report that non-Table 3 LS assumptions should not have been applied without additional levels of review and approval within S&P.

31.     In January 2014, the RMBS Group decided to stop using non-Table 3 LS assumptions for the surveillance of ratings of bonds supported by pools with short-amortizing loans, pending the resolution of the pending criteria proposal.  This decision was made with the expectation that the SFCC would soon consider and approve LS assumptions for pools with short-amortizing loans.  However, the SFCC continued to consider different methodologies for several months.

32.     S&P still used non-Table 3 LS assumptions to surveil a small number of bonds supported by pools with seasoned, short-amortizing loans in 2014, but surveillance reviews on other bonds supported by such pools were delayed pending the resolution of the criteria proposal.  As a result of the delay in amending the Criteria, the RMBS Group experienced a backlog of

7

EXHIBIT III

delayed surveillance.  These delays conflicted with S&P policies and procedures that required timely surveillance of ratings.

## S&P's Notices to the Public

33.     In addition to the press releases referenced above, on May 3, 2013, the RMBS Group published an article entitled "Examining The Components Of Loan-Level Loss Severity in U.S. RMBS."  The article stated, *inter alia*, that "[t]he 15-year fixed-rate structure is an example of when we might adjust our loss-severity assumption based on differentiating factors such as product type and group-level HPI-adjusted LTV."

34.     On August 28, 2014, S&P's highest criteria board, the Analytics Policy Board ("APB"), reviewed the LS assumptions for seasoned, short-amortizing collateral and concluded that, in the vast majority of instances, the application of lower LS assumptions was analytically appropriate and that the Criteria should be updated.  Nevertheless, S&P determined that it needed to review LS assumptions for short-amortizing loans originated between 2005 and 2008, and on September 9, 2014, S&P published an Advance Notice of Criteria Change reflecting that decision.

35.     Also on September 9, 2014, S&P published an article entitled "Criteria FAQ: Loss Severity Assumptions For Securitizations Backed By Highly Seasoned Prime Jumbo And Larger-Balance Alt-A Loans" that clarified the LS assumptions S&P had used and intends to use to surveil securitization backed by seasoned, short-amortizing loans consistent with the APB's conclusion.  S&P resolved the backlog of its surveillance reviews in connection with bonds supported by short-amortizing collateral.  S&P also disclosed error corrections in connection with certain prior rating actions for which a surveillance review had been conducted using a lower LS assumption in circumstances that did not fall within the September 9, 2014 Criteria FAQ.

## VIOLATIONS

36.     As a result of the conduct described above, S&P violated Section 15E(c)(3)(A) of the Exchange Act, which requires NRSROs to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings.

37.     As a result of the conduct described above, S&P willfully violated Rules 17g-2(a)(2)(iii) and 17g-2(a)(6) under the Exchange Act, which require NRSROs to make and retain complete and current records of the rationale for any material difference between the credit rating implied by a model and the final credit rating issued for asset-backed or mortgage-backed securities transactions and of the established procedures and methodologies used by the NRSRO to determine credit ratings.[3]

---

[3]     A willful violation of the securities laws means merely "'that the person charged with the duty knows what he is doing.'"  *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)).  There is no requirement that the actor "'also be aware that he is violating one of the Rules or Acts.'"  *Id.* (quoting *Gearhart & Otis, Inc. v. SEC*, 348 F.2d 798, 803 (D.C. Cir. 1965)).

8

EXHIBIT III

## COOPERATION AND REMEDIATION

38.     In determining to accept the Offer, the Commission considered S&P's self-reporting of this issue to the Commission staff, the remedial acts promptly undertaken by S&P and the substantial cooperation S&P afforded the Commission staff in this matter.

## UNDERTAKINGS

S&P has undertaken the following:

S&P will determine the analytically appropriate LS assumptions for pools with short-amortizing loans and will publish, within thirty (30) days of the date of this Order, updated criteria disclosing these LS assumptions.

S&P, within ninety (90) days of the date of this Order, will develop measures to enhance its written policies and procedures and internal control structure relating to the process for changes to and approval of criteria which will be implemented on a timeframe set in consultation with the Office of Credit Ratings.

S&P, within sixty (60) days of the date of this Order, will address any future deviations from criteria in two ways:  (1) development of standard and conspicuous language to be used at the start of press releases and presales where ratings resulted from deviations from published criteria; and (2) tracking of all deviations from published criteria, including records of the corresponding approval for such deviations, with the appointment of an overseer for purposes of collection and on-going review of such data.

S&P shall certify, in writing, compliance with the undertakings set forth above.  The certification shall identify the undertakings, provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance.  The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence.  The certification and supporting material shall be submitted to, Thomas Butler, Director, Office of Credit Ratings, Securities and Exchange Commission New York Regional Office, 3 World Financial Center, Suite 400, New York, NY 10281-1022, and Michael J. Osnato, Jr., Chief, Complex Financial Instruments Unit, Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

## IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

9

EXHIBIT III

Accordingly, pursuant to Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.      S&P cease and desist from committing or causing any violations and any future violations of Section 15E(c)(3)(a) of the Exchange Act and Exchange Act Rules 17g-2(a)(2)(iii) and 17g-2(a)(6).

B.      S&P is censured.

C.      S&P shall, within thirty (30) days of the entry of this Order, pay a civil money penalty of $1 million to the Securities and Exchange Commission.  If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717.  Payment must be made in one of the following ways:

> (1)      S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;
>
> (2)      S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or
>
> (3)      S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.


Brent J. Fields
Secretary


10

EXHIBIT IV

ATTORNEY GENERAL OF THE STATE OF NEW YORK
INVESTOR PROTECTION BUREAU

---

In the Matter of

Assurance No. [15]-

STANDARD & POOR'S FINANCIAL
SERVICES LLC
Ratings of Certain CMBS in 2011

---

## ASSURANCE OF DISCONTINUANCE

The Office of the Attorney General of the State of New York, Eric T. Schneiderman
("NYAG") commenced an investigation pursuant to Section 352 *et seq.* of the General Business
Law (the "Martin Act") and Executive Law § 63(12), into false and misleading statements by
Standard and Poor's Financial Services LLC ("S&P") regarding S&P's rating of certain
conduit/fusion commercial mortgage backed securities ("CF CMBS") during 2011. Concurrent
investigations have been conducted by the United States Securities and Exchange Commission
(the "SEC") and the Massachusetts Office of the Attorney General.

This Assurance of Discontinuance ("Assurance") contains the findings of the NYAG's
investigation and the relief agreed to by the NYAG and S&P (collectively "the parties").

## I. OVERVIEW

In the aftermath of the 2008 financial crisis, S&P represented to investors that it had
tightened the standards it used to provide credit ratings, and had adopted strict analytical
independence that was free from commercial considerations. Between February and July 2011,
in connection with its ratings for eight CF CMBS, S&P publicly disclosed in "presale reports"
conservative calculations of debt service coverage ratios ("DSCRs"), an important factor in
arriving at credit ratings of CF CMBS that relates to the protection afforded to investors. S&P
was paid approximately $7 million to rate and conduct surveillance on six of those transactions.

S&P's ratings of those transactions, however, were arrived at using less conservative
DSCRs than what was disclosed in the presale reports, resulting in lower credit enhancement,
and making its ratings more attractive to fee-paying issuers. S&P misled market participants into
thinking that the ratings for their investments were based on more conservative assumptions than
was actually the case.

After a full investigation, and in consultation with legal counsel, S&P has admitted the
specific facts set forth in Section B below.

EXHIBIT IV

In view of the NYAG's findings and conclusions set forth below, the NYAG deems it appropriate to enter into this agreement with S&P, which imposes obligations on S&P including an agreement to cease and desist from engaging in any actions in violation of the Martin Act and Executive Law § 63(12), and payment to the State of New York of a penalty of $12 million.

Additionally, S&P has consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceeding in Administrative Proceeding File No. ___ (the "SEC Order") which contains relief including, but not limited to, an undertaking to refrain from making preliminary or final ratings for any new issue U.S. CF CMBS transaction for a period of twelve months from the date of entry of the SEC Order, disgorgement and prejudgment interest to the SEC in the amount of approximately $7 million, and payment to the SEC of a civil money penalty in the amount of $35 million.

## II. FINDINGS OF FACT

### A. Background

1.       S&P is a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"). S&P assigns credit ratings to, *inter alia,* various debt instruments, including to mortgage backed securities. Its Standard and Poor's Ratings Services business unit is registered with the SEC as a nationally recognized statistical rating organization ("NRSRO").

2.       Commercial mortgage backed securities ("CMBS") are structured debt securities secured by commercial real estate mortgage loan pools deposited into trusts. CMBS certificates were sold as securities to investors, who were to receive a stream of income from the mortgages packaged in the CMBS.

3.       S&P traditionally rates different types of CMBS transactions. CF CMBS are transactions that are comprised of geographically diversified pools of at least 20 mortgage loans.

4.       S&P charges significant fees for providing credit ratings.

5.       S&P assigns letter grades to the investments it rates, such as CF CMBS, ranging from AAA to D. S&P purports to rate each CF CMBS deal in accordance with its rating criteria and states that a given credit rating signifies an investment's comparative credit quality. Debt securities with higher credit ratings are deemed by S&P to be more creditworthy than those with lower credit ratings. In determining creditworthiness, S&P considers factors such as likelihood of default, payment priority, loss assumptions, and credit stability. S&P's AAA rating is its highest rating and represents an extremely strong capacity to meet financial commitments. Each credit rating symbol below AAA (*i.e.*, AA, A, BBB, BBB-, BB+, BB, B, CCC, CC, C, and D) designates a lower creditworthiness and higher risk of default than the rating it follows.

6.       S&P considers investments it rates BBB- and higher as "investment grade," or having high levels of creditworthiness and credit quality. On the other hand, S&P defines investments with ratings below BBB- as "non-investment grade," or "speculative grade," meaning that the issuer currently has the ability to repay but faces significant business or financial uncertainties.

2

EXHIBIT IV

7.      For each rating grade, S&P typically provides a corresponding credit enhancement level. Credit enhancement refers to an improvement of the credit profile of a structured finance transaction to provide support and limit credit risks. It can be achieved through a feature internal to the transaction (*e.g.*, credit subordination, excess spread, over-collateralization) or external to the transaction (*e.g.*, insurance mechanisms, such as surety bonds or wrapped securities). The characteristics of the underlying loans in a transaction are a significant factor in S&P's estimation of a rated security's corresponding credit enhancement level. One significant factor S&P used to assess credit enhancement levels for CF CMBS is the DSCR.

8.      CF CMBS are promoted and sold predominantly to financial institutions (including federally insured financial institutions) and other qualified institutional investors.

9.      Federal statutes and regulations require certain financial institutions to possess only "investment grade" securities. Thus, financial institutions depend on the credit ratings issued by NRSROs, including those issued by S&P, in making investment decisions relating to buying and holding CF CMBS.

10.      If S&P had used the assumption for DSCR that it disclosed to investors, it would generally have assigned equivalent ratings to securities with higher credit enhancement, affording additional protection to investors in the CF CMBS.

11.      S&P's statements to investors concerning the DSCRs it used were false, and misled investors concerning the assumptions underlying its CF CMBS ratings.

12.      The NYAG has found, and S&P has admitted certain facts as set forth in Section B below. These facts are also included as Annex A to the SEC Order.

## B. Admitted Facts

1.      S&P admits the facts set forth in this Section B.

2.      Beginning in 2009, S&P developed new CMBS ratings criteria that generally increased the required credit enhancement levels for CF CMBS.

3.      On June 26, 2009, S&P published *U.S. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools* setting forth its methodology for rating CF CMBS. That article described how S&P used the DSCR to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, *etc.*).

4.      The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (*e.g.* 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table,

3

EXHIBIT IV

called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

5. In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

6. In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the *average* of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

7. Between February 2011 and May 2011, S&P published Presale reports for six CF CMBS transactions S&P ultimately rated. The reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these reports, S&P published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

8. The DSCRs in the Presale reports generally were calculated using the higher of the actual loan constants or the Table 1 loan constants. In three of the six Presale reports, S&P also presented DSCRs based on actual loan constants. The Presale reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

9. S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

10. In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key

4

EXHIBIT IV

drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

11.     The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

12.     The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

13.     In July 2011, S&P published Presale reports for two additional CF CMBS transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly-disclosed Presale reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

14.     S&P voluntarily withdrew the preliminary ratings described in the Presales for the two July 2011 transactions.

## III. CONCLUSIONS OF LAW

1.     The NYAG has jurisdiction over this matter pursuant to the Martin Act and Executive Law § 63(12).

2.     The foregoing S&P conduct was deceptive, and S&P made material misrepresentations and omissions to investors in CMBS. S&P published DSCRs using assumptions based on certain "loan constants," but S&P in fact calculated the DSCR using assumptions that provided less investor protection and made its ratings more attractive to fee-paying issuers. Accordingly, S&P's conduct violated provisions of the Martin Act and Executive Law § 63(12).

## IV. AGREEMENT

WHEREAS, S&P admits the facts set forth in Section II.B, above, and otherwise neither admits nor denies the findings set forth herein;

WHEREAS, the NYAG is willing to accept the terms of this Assurance pursuant to the Martin Act and Executive Law § 63(12) and to discontinue its current investigation of S&P's CF CMBS ratings.

WHEREAS, S&P has agreed with the SEC, pursuant to undertakings enumerated in the SEC Order, to refrain from making preliminary or final ratings for any new issue U.S. CMBS conduit/fusion transaction for a period of twelve months from the date of the SEC Order, including engaging in any marketing activity related thereto;

5

EXHIBIT IV

WHEREAS, S&P has agreed with the SEC to pay disgorgement in the amount of $6.2 million and prejudgment interest in the amount of $800,000 as set forth in the SEC Order; and

WHEREAS, the parties each believe that the obligations imposed by this Assurance are prudent and appropriate;

IT IS HEREBY UNDERSTOOD AND AGREED, by and between the parties that:

1.      S&P and its subsidiaries, representatives, employees, agents, assigns, and successors-in-interest will comply with, and cease and desist from engaging in any actions in violation of the Martin Act and Executive Law § 63(12).

2.      In consideration of this Assurance, and within 10 business days thereafter, S&P will pay by wire transfer payable to the State of New York a monetary penalty in the amount of $12 million.

3.      The foregoing payment and all correspondence related to this Assurance must reference Assurance # 15-_____.

4.      The Attorney General retains the right under Executive Law § 63(15) to compel compliance with this Assurance, and may make such application as appropriate to enforce or interpret the provisions of this Assurance, or in the alternative, maintain any action, either civil or criminal, for such other and further relief as the Attorney General may determine is proper and necessary for the enforcement of this Assurance.

5.      No representation, inducement, promise, understanding, condition, or warranty not set forth in this Assurance has been made to or relied upon by S&P in agreeing to this Assurance.

6.      S&P represents and warrants, through the signatures below, that the terms and conditions of this Assurance are duly approved, and execution of this Assurance is duly authorized. S&P shall not take any action or make any statement denying, directly or indirectly, the propriety of this Assurance or expressing the view that this Assurance is without factual basis. Nothing in this paragraph affects S&P's (i) testimonial obligations or (ii) right to take legal or factual positions in defense of litigation or other legal proceedings to which the NYAG is not a party. This Assurance is not intended for use by any third party in any other proceeding and is not intended, and should not be construed, as an admission of liability by S&P.

7.      This Assurance may not be amended except by an instrument in writing signed on behalf of all the parties to this Assurance.

8.      This Assurance shall be binding on and inure to the benefit of the parties to this Assurance and their respective successors and assigns, provided that no party, other than the NYAG, may assign, delegate, or otherwise transfer any of its rights or obligations under this Assurance without the prior written consent of the NYAG.

6

EXHIBIT IV

9.      In the event that any one or more of the provisions contained in this Assurance shall for any reason be held to be invalid, illegal, or unenforceable in any respect, in the sole discretion of the NYAG such invalidity, illegality, or unenforceability shall not affect any other provision of this Assurance.

10.     To the extent not already provided under this Assurance, S&P shall, upon request by the NYAG, provide all documentation and information necessary for the NYAG to verify compliance with this Assurance.

11.     All notices, reports, requests, and other communications to any party pursuant to this Assurance shall be in writing and shall be directed as follows:

If to the NYAG to:

Steven Glassman, Esq.
Senior Enforcement Counsel
Economic Justice Division
          and
Melissa Gable, Esq.
Assistant Attorney General
Investor Protection Bureau

Office of the New York State Attorney General
120 Broadway, 23rd Floor
New York, NY  10271
(212) 416-8222

If to S&P, to:

Adam H. Schuman
Executive Managing Director and Chief Legal Officer
Standard & Poor's Ratings Services
55 Water Street
New York, NY  10041

12.     Acceptance of this Assurance by the NYAG shall not be deemed approval by the NYAG of any of the practices or procedures referenced herein, and S&P shall make no representation to the contrary.

13.     If a court of competent jurisdiction determines that S&P has breached this Assurance, S&P shall pay to the NYAG the cost, if any, of such determination and of enforcing this Assurance, including without limitation legal fees, expenses, and court costs.

14.     The NYAG finds the relief and agreements contained in this Assurance appropriate and in the public interest.  This Assurance shall be governed by the laws of the State of New York without regard to any conflict of laws principles.

7

EXHIBIT IV

15.    Nothing contained herein shall be construed as to deprive any person of any private right under the law, nor to deprive S&P of any defense, claim or counterclaim in any action involving the assertion of any private right by any person, where NYAG is not a party to such action.

16.    This Assurance may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.


Dated: January 20, 2015
        New York, New York

ERIC T. SCHNEIDERMAN
Attorney General of the State of New York
120 Broadway
New York, NY 10271

By:

Chad Johnson
Chief of the Investor Protection Bureau


Dated: January 20, 2015
        New York, New York

By:

Standard and Poor's Financial Services LLC

Neeraj Sahai
President


This Assurance has been reviewed by Counsel, who also certifies that the foregoing Standard and Poor's Financial Services LLC signatory, Neeraj Sahai, is duly authorized by Standard and Poor's Financial Services LLC to execute the same, and that the foregoing signature is true and authentic:


Dated: January 20, 2015

Angela T. Burgess
Davis Polk & Wardwell LLP


8

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss

SUPERIOR COURT
CIVIL ACTION NO.____

_____ )
                                        )
In the Matter of:                       )
                                        )
STANDARD & POOR'S FINANCIAL             )
SERVICES LLC                            )
                                        )
                                        )
_____ )

## ASSURANCE OF DISCONTINUANCE, PURSUANT TO G.L. c. 93A § 5

### I.    INTRODUCTION

The Commonwealth of Massachusetts, by and through its Attorney General Martha Coakley ("the

Commonwealth"), and Standard & Poor's Financial Services LLC ("S&P") have entered into this Assurance of Discontinuance ("Assurance"), pursuant to G. L. c. 93A § 5 to resolve allegations that S&P violated the Massachusetts Consumer Protection Act, G.L. c. 93A, § 2, by making false and misleading

statements in eight publicly disseminated presale reports issued between February and July 2011[1] ("Presale Reports") concerning its methodology for rating certain conduit/fusion Commercial Mortgage

Backed Securities[2] ( "CF CMBS"). S&P ultimately issued ratings for six of the eight CF CMBS transactions, collecting approximately $7 million in ratings fees, and withdrew preliminary ratings of the remain-

ing two transactions (the eight CF CMBS transactions are collectively, the "CF CMBS Transactions").

---

[1]    Morgan Stanley Capital I Trust 2011-C1, issued on 3/2/2011; FREMF 2011-K701 Mortgage
       Trust, issued on March 9, 2011; J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-
       C3, issued on March 18, 2011; FREMF 2011-K11 Mortgage Trust, issued on March 31, 2011;
       FREMF 2011-K13 Mortgage Trust, issued on May 26, 2011; J.P. Morgan Chase Commercial
       Mortgage Securities Trust 2011-C4, issued on June 23, 2011; GSMS 2011-GC4, issued on July
       12, 2011 (preliminary ratings withdrawn July 28, 2011); and FREMF 2011-K14 Mortgage Trust,
       issued on July 18, 2011 (preliminary ratings withdrawn July 28, 2011).

[2]    CMBS are structured debt securities secured by commercial real estate mortgage loan pools de-
       posited into trusts. CMBS certificates are sold as securities to investors, who were to receive a
       stream of income from the mortgages packaged in the CMBS.

EXHIBIT V

The Commonwealth conducted its investigation of the CF CMBS Transactions concurrently with the United States Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (collectively the "Investigations"). Contemporaneously with the filing of this Assurance, S&P is resolving investigations conducted by the SEC and the Office of the Attorney General of the State of New York concerning the CF CMBS Transactions.

## II.    COMMONWEALTH'S INVESTIGATION

Based upon its investigation, the Commonwealth alleges:

1.        In the aftermath of the 2008 financial crisis, S&P represented to investors it had tightened the standards it used to provide credit ratings, and had adopted strict analytical independence that was free from commercial considerations;

2.        On or about June 26, 2009, S&P published "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools" ("the Criteria Article"). The Criteria Article was intended to inform market participants, including investors, how S&P calculated, among other things, net cash flow and Debt Service Coverage Ratio ("DSCR"), a key qualitative metric used to predict defaults and estimate losses on loans in CF CMBS pools. S&P used DSCRs to calculate recommended credit enhancement for the various rating levels in CF CMBS. Credit enhancement is a significant factor in deriving a credit rating; in general terms, securities with higher levels of credit enhancement relative to the same collateral  are more conservative and provide greater protection against default and loss to investors;

3.        A CF CMBS is a structured debt security, payment of which is backed by a pool of loans secured by commercial real estate. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. The bonds issued in CF CMBS transactions have differing risk/return profiles. The

-2-

EXHIBIT V

bonds at the top of the capital structure receive priority in payment of principal and interest, while the bonds at the bottom experience losses first when obligors default on the underlying loans. Because of these differences, the bonds at the bottom of the capital structure receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key function of the credit enhancement applicable to each bond in a CF CMBS transaction;

4.      S&P's market position for rating CF CMBS transactions declined in the years following the financial crisis, which essentially halted the new issuance CMBS market. When issuers started marketing CF CMBS transactions again in 2010, S&P's market share did not rebound to its pre-crisis level. Instead, S&P was losing market share to other nationally recognized statistical rating organizations ("NRSROs"), a fact that members of S&P's CMBS Group believed was caused, in part, by the conservatism of the firm's criteria;

5.      In late 2010, S&P changed its methodology for calculating DSCRs;

6.      In early-mid 2011, S&P rated six transactions and produced preliminary ratings for two more transactions using its changed DSCR methodology;

7.      For each of the CF CMBS Transactions, S&P published a Presale Report. Each Presale Report contained over 40 representations of DSCRs, but none of the Reports included the DSCRs S&P actually used to rate the CF CMBS Transactions;

8.      These omissions were misleading concerning the amount of stress S&P applied to rate the CF CMBS Transactions; and

EXHIBIT V

9.      Had S&P rated the CF CMBS Transactions using the stressed DSCRs published in the Presale Reports, it would have required materially higher amounts of credit enhancement in the six rated CF CMBS Transactions, affording additional protection against default and loss to investors in the CMBS Transactions;

10.      S&P's changed methodology for calculating DSCRs resulted in credit enhancement requirements that were lower than they would have been if S&P calculated DSCRs using the stressed DSCRs published in the Presale Reports, rendering its ratings more attractive as a commercial matter because issuers seek lower credit enhancement levels;

11.      In 2010 and 2011, S&P purported to maintain a system of internal controls designed to ensure, among other things, that ratings were assigned using S&P's approved criteria.  S&P's internal controls failed to identify and respond adequately to red flags that the CMBS Group had changed its methodology for rating CF CMBS transactions without appropriate processes or disclosures; and

12.      As a result of the false and misleading conduct described above, S&P violated G.L. c. 93A, § 2 and the regulations promulgated thereunder.

## III.    RECITALS

**WHEREAS**, contemporaneously with the filing of this Assurance, the SEC is issuing an Order Instituting Administrative and Cease-And-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order ("SEC Order"), In the Matter of Standard & Poor's Ratings Services, Release Nos. 33-9705; 34-74104; Administrative Proceeding 3-16348 (Securities and Exchange Commission);

-4-

EXHIBIT V

WHEREAS, S&P has agreed to comply with undertakings enumerated in the SEC Order, including an agreement to refrain from making preliminary or final ratings for any new issue CF U.S. CMBS transaction for a period of twelve months from the date of the SEC Order, including engaging in any marketing activity related thereto;

WHEREAS, the Commonwealth is willing to accept the terms of this Assurance pursuant to G.L. c. 93A, § 5 and to discontinue its current investigation of S&P's ratings of the CF CMBS Transactions. The Commonwealth agrees that no further production of documents is required pursuant to Civil Investigative Demand ("CID") No. 2013-CPD-13 dated January 28, 2013 and CID No. 2013-CPD-13-1 (Supplemental) dated April 12, 2013 to Standard & Poor's Financial Services LLC, and CID No. 2013-CPD-17 dated March 5, 2013 to the McGraw-Hill Companies, Inc. The Commonwealth and S&P further agree to execute and file a Joint Stipulation of Dismissal With Prejudice and Without Costs in the case of *The McGraw-Hill companies, Inc. and Standard & Poor's Financial Services LLC v. Martha Coakley, in her Official Capacity as Attorney General of the Commonwealth of Massachusetts and the Attorney General's Office,* Suffolk Superior Court, Civil Action No. SUCV2013-01557, in the form annexed hereto as Exhibit A;

WHEREAS, Standard & Poor's Financial Services LLC is a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI") with its principal place of business in New York, New York; and

WHEREAS, the Commonwealth and S&P wish to resolve this matter;

NOW, THEREFORE, upon the consent of the Commonwealth and S&P (hereinafter, collectively referred to as the "Parties"), it is hereby STIPULATED and AGREED:

EXHIBIT V

## IV.    JURISDICTION AND APPLICABLE LAW

1.    S&P consents to this Court's continuing subject matter jurisdiction and personal jurisdiction solely for purposes of entry, enforcement and modification of this Assurance and without waiving its right to contest this Court's jurisdiction in other matters.

2.    The provisions of this Assurance shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

## V.    S&P ADMISSIONS

1.    In connection with the resolution of the Investigations, S&P admits only the facts set forth immediately below:

a.    Beginning in 2009, S&P developed new commercial mortgage backed securities ("CMBS") ratings criteria that generally increased the required credit enhancement levels for conduit/fusion CMBS ("CF CMBS").

b.    On June 26, 2009, S&P published *U.S. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools* setting forth its methodology for rating CF CMBS. That article described how S&P used the debt service coverage ratio ("DSCR") to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, *etc.*).

c.    The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (*e.g.* 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table,

EXHIBIT V

called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

d.    In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

e.    In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the *average* of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

f.    Between February 2011 and May 2011, S&P published Presale Reports for six CF CMBS transactions the company ultimately rated. The Reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these Presale Reports, S&P published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

-7-

EXHIBIT V

g.      The DSCRs in the Presale Reports were generally calculated using the higher of the actual loan constants or the Table 1 loan constants. In three of the six Presale Reports, S&P also presented DSCRs based on actual loan constants. The Presale Reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

h.      S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale Reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

i.      In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

j.      The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

k.      The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

EXHIBIT V

l.      In July 2011, S&P published Presale Reports for two additional CF CMBS transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly-disclosed Presale Reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

m.      S&P voluntarily withdrew the preliminary ratings described in the Presale Reports for the two July 2011 transactions.

## VI.    MONETARY PAYMENT

1.      S&P shall pay to the Commonwealth the total sum of $7,000,000 upon execution of this Assurance to be allocated pursuant to G.L. c. 93A, § 4, G.L. c. 12, § 11G and/or G.L. c. 12, sec. 4A, at the Attorney General's sole discretion. The payment shall be made by wire transfer according to wiring instructions to be provided by the Commonwealth.

## VII.    RELEASE

1.      In consideration of this Assurance, except for the obligations created herein, the Commonwealth forever discharges and releases S&P, together with its predecessors, current and former parent companies, direct and indirect affiliates, divisions and subsidiaries and their current and former employees, agents, representatives, officers, directors, successors and assigns, individually and collectively, from any civil claims arising from its ratings of the CF CMBS Transactions.

EXHIBIT V

## VIII.    COMPLIANCE

1.      Nothing in this Assurance shall be construed as relieving S&P of its duty to comply with applicable federal and state laws and regulations or the undertakings enumerated in the SEC Order.

## IX.    NOTICES AND CHANGE OF ADDRESS

1.      Any notices or communications required to be transmitted between S&P and the Commonwealth pursuant to this Assurance shall be provided in writing by first class mail, unless otherwise agreed, to the Parties or their successors as follows:

| Commonwealth of Massachusetts: | S&P: |
|---|---|
| Jacqueline Rompre, AAG<br>Office of the Attorney General<br>Consumer Protection Division<br>One Ashburton Place<br>Boston, MA 02108 | S. Penny Windle<br>Cahill Gordon & Reindel LLP<br>80 Pine Street<br>New York, NY 10005 |

## X.    MISCELLANEOUS

1.      The Commonwealth agrees it will not reopen this matter, except to enforce S&P's compliance with its obligations under the Assurance.

2.      The provisions of this Assurance shall be severable and should any provisions be declared by a court of competent jurisdiction to be unenforceable, the other provisions of this Assurance shall remain in full force.

3.      Consent to this Assurance does not constitute an approval by the Commonwealth of any of S&P's business acts and practices, and S&P shall make no representations to the contrary.

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EXHIBIT V

4.      Consent by S&P to this Assurance does not constitute an admission of any wrongdoing with respect to S&P's business acts and practices.

5.      Nothing contained herein shall be construed as to deprive any person of any private right under the law, nor to deprive S&P of any defense, claim or counterclaim in any action involving the assertion of any private right by any person, where the Commonwealth is not a party to such action.

6.      This Assurance contains the complete agreement between the Parties. No promises, representations or warranties other than those set forth in this Assurance have been made by any of the Parties. This Assurance supersedes all prior communications, discussions, or undertakings, if any, of the Parties, whether orally or in writing.

7.      This Assurance may not be changed, altered, or modified, except by further order of the Court or by written agreement of the Parties.

8.      This Assurance may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one and the same Assurance.

9.      The undersigned signatories acknowledge they have full authority to execute this Assurance on behalf of the Parties and that the Parties to this Assurance are proper for purposes of fulfilling the terms enumerated herein.

10.      This Assurance becomes effective upon its execution by all Parties.

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

MARTHA COAKLEY
ATTORNEY GENERAL

_____

Jacqueline Rompre, BBO # 666941
Gillian Feiner, BBO # 664152
Assistant Attorneys General


Stephanie Kahn, BBO # 547477
Division Chief


Consumer Protection Division
Public Protection & Advocacy Bureau
Office of Attorney General Martha Coakley
One Ashburton Place
Boston, MA 02018
(617) 727-2200


STANDARD & POOR'S FINANCIAL
SERVICES LLC

_____

Neeraj Sahai
President

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EXHIBIT V

# EXHIBIT A

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS.                                    SUPERIOR COURT DEPARTMENT
                                               OF THE TRIAL COURT

---

THE MCGRAW-HILL COMPANIES, INC.            )
and STANDARD & POOR'S FINANCIAL            )
SERVICES, LLC,                             )
        Plaintiffs,                        )
                                           )
                                           )
v.                                         )     CIVIL ACTION NO. 13-1557
                                           )
MARTHA COAKLEY, in her official            )
Capacity as the ATTORNEY GENERAL OF        )
THE COMMONWEALTH OF                        )
MASSACHUSETTS and THE ATTORNEY             )
GENERAL'S OFFICE,                          )
        Defendants.                        )
                                           )

---

## JOINT STIPULATION OF DISMISSAL WITH PREJUDICE

The undersigned parties to the above-entitled case hereby stipulate and agree that this case be dismissed, with prejudice, and without costs or fees to any party.

Respectfully submitted,

THE MCGRAW-HILL COMPANIES,                 MARTHA COAKLEY, in her
INC. and STANDARD & POOR'S                 Official Capacity as the Attorney
FINANCIAL SERVICES, LLC,                   General of the Commonwealth of
By their attorneys,                        Massachusetts and THE
                                           ATTORNEY GENERAL'S OFFICE,
                                           By their attorneys,


Jeffrey S. Robbins, Esq., BBO #421910      Gillian Feiner, Esq., BBO #
Henry A. Sullivan, Esq., BBO #544371       Assistant Attorney General
Mintz, Levin, Cohn, Ferris,                Consumer Protection Division
    Glovsky and Popeo, P.C.                Office of the Attorney General
One Financial Center                       One Ashburton Place
Boston, MA  02111                          Boston, MA  02108
(617) 542-6000                             (617) 963-2571
jsrobbins@mintz.com                        gillian.feiner@state.ma.us
hasullivan@mintz.com

Dated:      January __, 2015